Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.: 333-208684

The following communication was sent to certain Starwood associates and Starwood general managers on March 14, 2016:

Consortium Proposal Q&A

This competing offer is big news and will generate a lot of attention internally and externally.  We know that our leaders and associates and other stakeholders will have many questions and are eager for answers.  While our bias is to communicate openly, transparently, and in real time, the reality is that this is a complex and sensitive process with lots of legal guardrails around it.  We are limited in both what we know and what we can say, including as it pertains to the names of the parties in the consortium. As this process unfolds, we will reach out to our leaders with more information.

1.	Who made this new offer? Are they a credible acquirer?
●	We are limited in our ability to comment on this matter.
●	We are in discussions with the consortium. The Board, in consultation with its legal and financial advisors, will carefully consider the outcome of these discussions in order to determine the best course of action for our company and our stockholders.
●	There can be no assurance that discussions will result in a binding proposal or that a transaction with the consortium will be approved or consummated.

2.	Why aren’t you naming the consortium? Are you trying to hide something?
●	The consortium has asked that their names not be shared at this point.

3.	What are the terms of the Consortium’s offer vs. Marriott’s?
●	The consortium is offering to acquire Starwood for $76 per share in cash. Pursuant to separate agreements entered into by Starwood, stockholders will receive consideration in the form of ILG shares, currently valued at approximately $5.50 per share from the spin-off and merger of Vistana, based on the 20-day VWAP of ILG common stock ending March 11, 2016.
●	Marriott’s stock and cash offer to acquire Starwood has a current value of $63.74 per Starwood share, based on the 20-day VWAP of Marriott common stock ending March 11, 2016 and $2.00 cash per share consideration. Separately, stockholders will receive consideration in the form of ILG shares, currently valued at approximately $5.50 per share from the spin-off and merger of Vistana, based on the 20-day VWAP of ILG common stock ending March 11, 2016.

4.	Is Starwood still supporting the Marriott merger?
●	The Board has not changed its recommendation in support of our merger with Marriott.
●	We are in discussions with the consortium. The Board, in consultation with its legal and financial advisors, will carefully consider the outcome of these discussions in order to determine the best course of action for our company and our stockholders.
●	There can be no assurance that discussions will result in a binding proposal or that a transaction with the consortium will be approved or consummated.

5.	Does the Board have a preference for a cash or stock transaction?
●	The Board is committed to doing what’s in the best interest of our company and our stockholders.

6.	Does the consortium have the cash in hand to actually deliver on this proposal?
●	The Board is engaging in discussions with the consortium and will carefully consider the outcome of those discussions.

7.	Did you solicit this proposal?
●	No. The offer came in unsolicited.

8.	When did you receive the bid? When was Marriott notified and how did they respond?
●	We received the bid late last week and notified Marriott shortly after.
●	Marriott granted us a waiver to engage in discussions with the consortium and provide diligence information in connection with its proposal.
●	The waiver allows Starwood to engage in discussions with the consortium and provide information until Thursday, March 17th at 11:59 pm ET.

9.	What does Marriott’s waiver allow for you to do?
●	The waiver allows Starwood to engage in discussions with the consortium and provide diligence information in connection with its proposal until Thursday, March 17th at 11:59 pm ET.

10.	When will we know the outcome of this process?
●	We don’t know. The Board will conduct a careful and thorough process. They are moving as expeditiously as possible.
●	The consortium has not completed diligence and there are a number of matters to be resolved in the consortium’s proposal.
●	There can be no assurance that discussions will result in a binding proposal from the consortium or that a transaction with the consortium will be approved or consummated.

11.	Are you currently engaging with the consortium?
●	Yes. We commenced discussions with the consortium on March 11, 2016.

12.	Is the consortium conducting due diligence?
●	Yes.

13.	Was this group part of the review of strategic alternatives last year? If so, what was the substance of those conversations? Did they ever make an offer?
●	Details of our strategic review process were included in our Proxy Statement, which was mailed to our stockholders beginning February 19, 2016. We cannot comment beyond that filing.

14.	The stockholder vote to approve the merger with Marriott is already scheduled—will you delay it in light of these developments?
●	There is no change to our respective stockholder meetings scheduled for Monday, March 28th.

15.	Do you expect Marriott to offer to revise the terms of the existing deal between Starwood and Marriott?
●	Starwood’s Board of Directors has not changed its recommendation in support of Starwood’s merger with Marriott.
●	The Board, in consultation with its legal and financial advisors, will carefully consider the outcome of its discussions with the consortium in order to determine the course of action that is in the best interest of our company and our stockholders. There can be no assurance that discussions will result in a binding proposal from the consortium or that a transaction with the consortium will be approved or consummated.
●	If, following these discussions, Starwood were to decide that the consortium’s offer constitutes a superior proposal in accordance with the merger agreement with Marriott, then Marriott would have the right to make a counteroffer.

16.	Have you discussed the offer with stockholders and, if so, what is their reaction?
●	We do not comment on stockholder discussions.

17.	Is the Marriott transaction still expected to close mid-2016?
●	We are still on track to close mid-year.

18.	What does this mean for the timing of the spin-off of Vistana?
●	This proposal will not impact the Vistana transaction, which is still on track to close 2Q 2016.

19.	Would there be any regulatory hurdles to this proposal?
●	As with any proposal of this nature, there would be required approvals.

20.	Does the consortium’s proposal address where the company would be headquartered? Does the consortium’s proposal say if anything would happen to the SPG program?
●	We realize today’s news raises a lot of questions, but unfortunately we don’t have the answers.
●	We are in discussions with the consortium. The Board, in consultation with its legal and financial advisors, will carefully consider the outcome of these discussions in order to determine the best course of action for our company and our stockholders.

21.	Has this group indicated that current management would stay on?
●	We completely understand that you have questions and are eager for answers. But, we’re limited in both what we know and what we can say.

22.	Does the consortium’s bid say what would happen to Starwood employees and their salaries, retention, benefits, etc.?
●	We completely understand that you have questions and are eager for answers. But, we’re limited in both what we know and what we can say.

23.	What about all the work we’ve been doing on integration? Will it be affected by this proposal?
●	Integration planning for our merger with Marriott continues, following the rules of the road that were established at the beginning of the process.
●	This proposal will not affect the progress we’ve made to date.

24.	Where do we go from here? What do you think will happen next? What does it mean for me?
●	Our business goals and priorities remain the same. We should all continue to focus on our work and winning in the marketplace.
●	While we know uncertainty is distracting, our team has proven time and time again over the last year that we can accomplish a tremendous amount despite the noise.
●	As has been the case throughout the integration planning process, our guiding principle is to communicate with our teams as transparently as possible. We are committed to sharing news with you as we can.

Cautionary Statement Regarding Forward Looking Statements
This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood Hotels & Resorts Worldwide, Inc.’s (“Starwood”) and Marriott International, Inc.’s (“Marriott”) expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of ILG or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) (as amended, the “Registration Statement”) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The Registration Statement was declared effective by the SEC on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders are able to obtain a free copy of the Registration Statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com or by directing a request to investorrelations@marriott.com, and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com or by directing a request to ir@starwoodhotels.com.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.